Mail Stop 3561

February 12, 2007

Timothy Morris, Chief Executive Officer
Marwich II, Ltd.
203 N. LaSalle St.
Suite 2100
Chicago, IL 60601

     Re: **Marwich II, Ltd.**
           Form 10-KSB for Fiscal Year Ended
           January 31, 2006
           File No. 0-51354

Dear Mr. Morris:

     We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

          Sincerely,

          Tia L. Jenkins
          Senior Assistant Chief Accountant
          Office of Emerging Growth
          Companies

cc: William J. Maender, CFO
        Marwich II, Ltd.
        Fax: (610) 672-9899
        Alisande Rozynko, Esq.
        Crone Rozynko LLP
        Fax: 415-955-8910